UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

23283M101
(CUSIP Number of Common Stock Underlying Warrants)

Jacob Lalezari
Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660
Telephone: 360-980-8524
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Mary Ann Frantz, Esq.
Miller Nash LLP
1140 SW Washington Street, Suite 700
Portland, Oregon 97205
Telephone: (503) 224-5858

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CytoDyn Inc. (the “Company”) on June 3, 2024, as amended by Amendment No. 1 filed with the SEC on June 20, 2024 (together with the exhibits thereto and any subsequent amendments and supplements thereto, the “Schedule TO”), relating to an offer (the “Exercise Offer”) by the Company to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated June 3, 2024, previously filed as Exhibit (a)(1)(B) to the Schedule TO, as amended by Amendment No. 1 (the “Offer to Amend and Exercise”).

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO and the Offer to Amend and Exercise as set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Amend and Exercise remains unchanged.

Offer to Amend and Exercise

The disclosure in the Offer to Amend and Exercise is hereby amended and supplemented as follows:

Offer to Amend and Exercise – Section 6. Conditions to the Exercise Offer

The last paragraph of Section 6 of the Offer to Amend and Exercise is amended and restated as follows:

“Notwithstanding any other provision of this Exercise Offer, we will not be required to accept any Original Warrants tendered in the Exercise Offer, and we may terminate the Exercise Offer, or postpone our acceptance of any Original Warrants tendered for amendment and exercise, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this Exercise Offer begins, and before the Expiration Time, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

•	“There will have been threatened in writing or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Exercise Offer or otherwise relating in any manner, to the Exercise Offer;

•	“Any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to the Exercise Offer, any of which might restrain, prohibit or delay completion of the Exercise Offer; or

•	“There shall have occurred:

o	any general suspension of trading in our shares of common stock in an over the-counter market in the United States; or

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States.”

Offer to Amend and Exercise – Section 22. Additional Information

The fourth bullet point in Section 22 of the Offer to Amend and Exercise is amended and restated as follows: “our Current Reports on Form 8-K filed with the SEC on September 25, 2023, October 10, 2023, November 6, 2023 (other than Item 7.01), November 9, 2023, November 21, 2023 (other than Item 7.01), November 28, 2023, December 14, 2023, December 22, 2023, January 29, 2024 (other than Item 7.01), March 28, 2024, April 8, 2024, May 6, 2024, June 3, 2024, and June 28, 2024.”

Date: June 28, 2024	CYTODYN INC.

	By:	/s/ Jacob Lalezari
	Name:	Jacob Lalezari
	Title:	Chief Executive Officer
(Principal Executive Officer)